For Immediate Release

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS SECOND QUARTER 2008 RESULTS

- Second Quarter 2008 Revenues Increase 19% to $33.1 million -
- Revenues in the Americas Region Increase 25% Compared to First Quarter 2008
- Second Quarter 2008 GAAP Net Income of $2.9 million -
- The Company is increasing its EPS Guidance for 2008 to the Range of $0.34 - $0.42 -

YOQNEAM, Israel, August 6, 2008 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the second quarter ended June 30, 2008.

Worldwide revenues increased by 19% to $33.1 million in the second quarter of 2008, from $27.8 million in the second quarter of 2007. Revenues increased 22% compared to the first quarter of 2008. Gross margin in the second quarter of 2008 was 75.5%, which was the same as the second quarter of 2007. Gross margin in the first quarter of 2008 was 71.1%.

On a GAAP basis, net income increased to $2.9 million or $0.09 per share on a fully diluted basis in the second quarter of 2008, compared to net income of $623,000, or $0.02 per share on a fully diluted basis in the second quarter of 2007. A table detailing certain items affecting net income in the second quarter and first half of 2007 and 2008 is available below.

For the second quarter of 2008, net cash used in operating activities totaled $1.4 million. Cash and cash equivalents, short-term investments and marketable securities at June 30, 2008 totaled $107.3 million.

“We are very pleased with our robust second quarter financial results,” said Homi Shamir, president and CEO of Given Imaging.  “Expanding market penetration and stronger global demand for PillCam SB in our three operating regions helped increase sales by 19%.  We are especially pleased to be back on track with revenue growth in the Americas region which increased 25% on a sequential basis while PillCam reorders increased 28% sequentially in the region. In the first six months of 2008 total revenues grew 18.3% over the same period last year, which positions us to meet our 2008 revenue guidance.  Looking ahead, we are confident in our ability to expand the global market for PillCam SB, as well as to develop the market for our other next generation PillCam products.”

Second Quarter 2008 Revenue Analysis

Sales in the Americas region were $19.7 million, up 7% from the $18.4 million in the same period in 2007. EMEA sales increased 20.3% to $8.3 million compared to $6.9 million in the same period in 2007, while APAC sales doubled to $5.0 million from $2.5 million in the same period in 2007.

Worldwide PillCam SB sales were 53,500 in the second quarter of 2008, an increase of 10.3% compared to the same period last year. PillCam SB sales in the Americas increased 8% to 38,200 in the second quarter of 2008 compared to 35,400 in the second quarter of 2007. PillCam SB sales in the EMEA region increased 9.0% and sales in APAC region increased 40%. The increase in PillCam SB sales in the APAC region is mainly attributable to sales in Japan and Australia. Reorders of PillCam SB increased 15.5% to approximately 51,300 compared to approximately 44,400 in the second quarter of 2007. Reorders of PillCam SB in the Americas region grew 15.4% to 37,500 compared to 32,500 the second quarter of 2007. Reorders in the EMEA region increased 10%, while APAC reorders increased by 45%.

PillCam sales accounted for 83% of total revenues compared to 86% of total sales in the same period of last year.

Supplemental second quarter data can be found at www.givenimaging.com in the Investor Relations section.

Six Month Financial Results

For the six month period ended June 30, 2008, sales increased 18.3% to $60.2 million compared to $50.9 million in the same period in 2007. Gross profit for the six month period was 73.5% compared to 74.8% in 2007. On a GAAP basis, net income for the first six months of 2008 was $4.0 million or $0.13 per share on a fully diluted basis, compared to a net income of $694,000, or $0.02 per share, for the same period in 2007.

Additional Income Statement Information

The following charges (credits) are included in the income statements for the three and six month periods ended June 30, 2008 and in the corresponding period of 2007 (in millions of USD):

	Second Qtr 2008	First Half 2008	Second Qtr 2007	First Half 2007
Stock based compensation expenses (FAS123R)	1.7	3.2	1.2	2.3
InScope gain	-	(5.4)	-	-
IP litigation expenses	0.4	3.3	1.2	1.3
Settlement agreement with Olympus Corporation	(2.33)	(2.33)	-	-

Increasing 2008 GAAP EPS Guidance

As a result of settling our patent litigation with Olympus Corporation, the Company is increasing full year 2008 GAAP, fully diluted earnings per share from $0.26 and $0.34 to $0.34 and $0.42.

Reimbursement Highlights

■
Medical Mutual of Ohio, serving more than 3.9 million individuals in Ohio and South Carolina, recently updated its capsule endoscopy policy and will allow physicians to use PillCam SB as a primary test for symptoms indicative of small bowel tumors or Crohn's disease. In addition, Medical Mutual will allow the use of PillCam ESO in the evaluation of esophageal varices in patients who have esophageal varices or portal hypertension and when EGD is contraindicated. The policy also includes the use of the Agile patency capsule prior to the administration of the PillCam video capsule.

■
Australia’s Minister of Health and Ageing approved Medicare funding of PillCam SB in patients with Peutz-Jeghers syndrome (PJS). PJS is a genetic condition that is characterized by the presence of gastrointestinal polyps and a high risk of certain types of cancer including cancer of the small intestine.  It is estimated that up to 1 in 25,000 individuals have PJS. Surveillance of these patients with capsule endoscopy has been recommended at an interval of every two years.

Conference Call / Webcast Information

U.S. Call / Webcast
Given Imaging will host a conference call Thursday, August 7, 2008, at 9:00 a.m. Eastern time to discuss second quarter 2008 results. To participate in the teleconference, please dial 1-888-778-9069 fifteen minutes before the conference begins. International callers should dial 913-312-0849. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company’s website, or until August 21, 2008 by dialing 1-888-203-1112. International callers should dial 719-457-0820. The replay participant code is 5010408.

Hebrew Call
The company will host a separate conference call in Hebrew on August 7 at 14:00 Israel time, (7:00 a.m. ET). To access this call, please dial +972-3-9180650 ten minutes before the conference is scheduled to begin. A replay of the call will be available from August 10-12 by dialing +972-3-9255900.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam(R) Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID(R) software. Given Imaging has a number of available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; the Agile(TM) patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union. PillCam COLON has received a CE Mark, but is not cleared for marketing or available for commercial distribution in the USA. More than 750,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan, Australia and Singapore. Given Imaging's largest shareholders include Elron Electronic Industries (NASDAQ: ELRN) (TELAVIV: ELRN). For more information, visit http://www.givenimaging.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$43,584	$37,103
Short-term investments	14,001	23,191
Accounts receivable:
Trade (Net of provisions for doubtful debts of $338
and of $329 as of June 30, 2008 and December 31,
2007, respectively)	20,527	23,315
Other	5,802	10,385
Inventories	18,577	15,960
Prepaid expenses	1,207	1,289
Deferred tax assets	1,175	1,350
Advances to suppliers	215	190

Total current assets	105,088	112,783

Deposits	1,122	892

Assets held for employee severance payments	3,963	3,007

Marketable Securities	48,605	41,629

Fixed assets, at cost, less accumulated depreciation	15,511	15,422

Other assets, at cost, less accumulated amortization	4,614	3,583

Total Assets	$178,903	$177,316

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$128	$121
Accounts payable
Trade	9,215	7,275
Other	17,560	21,012
Deferred income	2,866	9,379
Total current liabilities	29,769	37,787

Long-term liabilities
Obligation under capital lease, net	508	448
Liability in respect of employees’ severance payments	4,560	3,490
Total long-term liabilities	5,068	3,938
Total liabilities	34,837	41,725

Minority interest	3,162	1,996

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,252,785 and 29,241,875 shares
issued and fully paid as of June 30, 2008 and
December 31, 2007, respectively)	343	343
Additional paid-in capital	170,265	166,813
Capital reserve	2,166	2,166
Accumulated other comprehensive loss	(103)	-
Accumulated deficit	(31,767)	(35,727)
Total shareholders' equity	140,904	133,595

Total liabilities and shareholders' equity	$178,903	$177,316

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data

	Six month period ended		Three month period ended		Year ended
	June 30,		June 30,		December 31,
	2008	2007	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$60,196	$50,896	$33,072	$27,844	$112,868
Cost of revenues	(15,943)	(12,846)	(8,108)	(6,824)	(29,721)
Early repayment of royalty
bearing government grants	-	-	-	-	(4,843)

Gross profit	44,253	38,050	24,964	21,020	78,304

Operating expenses
Research and development,
gross	(7,689)	(5,988)	(3,893)	(3,205)	(12,847)
Royalty and non-royalty
bearing grants	790	693	370	600	1,242
Research and development, net	(6,899)	(5,295)	(3,523)	(2,605)	(11,605)

Sales and marketing	(31,922)	(25,412)	(16,960)	(13,906)	(55,446)
General and administrative	(10,173)	(9,021)	(2,894)	(5,078)	(20,981)
Termination of marketing
agreement	5,443	-	-	-	22,860
Other	-	-	-	-	(422)

Total operating expenses	(43,551)	(39,728)	(23,377)	(21,589)	(65,594)

Operating profit (loss)	702	(1,678)	1,587	(569)	12,710
Financing income, net	2,466	1,929	870	727	5,520

Profit before taxes on
income and minority share	3,168	251	2,457	158	18,230
Income tax benefit (expense)	(126)	(244)	33	3	(4,548)

Profit before minority
Share	3,042	7	2,490	161	13,682

Minority share in losses of
subsidiary	918	687	394	462	1,503

Net profit	$3,960	$694	$2,884	$623	$15,185

Earnings per share

Basic Earnings per
Ordinary Share	$0.14	$0.02	$0.10	$0.02	$0.52

Diluted Earnings per
Ordinary Share	$0.13	$0.02	$0.09	$0.02	$0.49

Weighted average number of
Ordinary Shares used to
compute basic Earnings per
Ordinary share	29,251,868	28,760,450	29,252,785	28,861,380	28,961,968

Weighted average number of
Ordinary Shares used
to compute diluted Earnings
per Ordinary share	30,886,460	30,747,285	30,678,341	30,990,699	31,030,458

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands

	Six month period ended		Three month period ended		Year ended
	June 30,		June 30,		December 31,
	2008	2007	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating
activities:
Net profit	$3,960	$694	$2,884	$623	$15,185

Adjustments required
to reconcile net loss to
net cash used in operating
activities:

Minority share in losses of
subsidiary	(918)	(687)	(394)	(462)	(1,503)
Depreciation and amortization	2,541	2,280	1,276	1,130	4,771
Deferred tax assets	175	(443)	13	(204)	24
Stock based compensation	3,256	2,337	1,745	1,228	5,651
Excess tax benefits related to
stock based compensation	-	-	-	-	(693)
Other	9	(111)	(80)	(184)	380
Net decrease (increase) in trading
securities	-	3,478	-	400	5,092
Decrease (increase) in accounts
receivable - trade	2,788	1,346	(2,163)	(793)	(4,428)
Decrease (increase) in accounts
receivable - other	4,583	(1,488)	(2,967)	(743)	(8,922)
Decrease (increase) in prepaid
expenses	82	(381)	(1)	45	51
Decrease (Increase) in advances to
to suppliers	(25)	(133)	38	(90)	(108)
Decrease (Increase) in inventories	(2,617)	(192)	(2,017)	(973)	2,208
Increase (decrease) in accounts
payable	(1,785)	2,133	303	5,734	8,570
Decrease in deferred income	(6,513)	(530)	(21)	(572)	(14,903)
Net cash provided by (used in)
operating activities	$5,536	$8,303	$(1,384)	$5,139	$11,375

Cash flows from investing
activities:
Excess of cash investment over equity share in subsidiary	965	-	965	-
Purchase of fixed assets and
intangible assets	(3,597)	(2,005)	(2,350)	(1,313)	(5,772)
Deposits	(244)	22	(219)	33	(355)
Proceeds from sales of
marketable securities	34,714	9,132	16,274	9,132	18,753
Proceeds from sales of fixed
assets	30	-	5	-	-
Purchase of marketable
securities	(32,514)	(26,797)	(12,887)	(9,439)	(36,584)
Net cash (used in) provided by
investing activities	$(646)	$(19,648)	$1,788	$(1,587)	$(23,958)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands

	Six month period ended		Three month period ended		Year ended
	June 30,		June 30,		December 31,
	2008	2007	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from financing
activities:
Principal payments on capital
lease obligation	$(85)	$(6)	$(35)	$(3)	$(37)
Proceeds from the issuance of
Ordinary Shares	196	2,892	-	2,540	4,280
Issuance of shares to a minority
shareholder in a consolidated company	1,207	-	-	-	-
Excess tax benefits related to
stock based compensation	-		-	-	693
Net cash provided by (used in)
financing activities	$1,318	$2,886	$(35)	$2,537	$4,936

Effect of exchange rate changes
on cash	273	(17)	98	(66)	240

Increase (decrease) in cash
and cash equivalents	6,481	(8,476)	467	6,023	(7,407)

Cash and cash equivalents
at beginning of period	37,103	44,510	43,117	30,011	44,510

Cash and cash equivalents at
end of period	$43,584	$36,034	$43,584	$36,034	$37,103

Supplementary cash flow
Information
Income taxes paid	$122	$153	$47	$78	$1,098

Assets acquired under capital
Lease	$109	$-	$-	$-	$569